SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A. (the “Company”), held on February 25, 2015, drawn up in summary form

1.   Date, time and venue: On February 25, 2015, starting at 4:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.   Participants: Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Álvaro Antônio Cardoso de Souza, Paulo Alberto Lemann, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa.

3.   Board: Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.   Resolutions: It was unanimously and unrestrictedly resolved by the Directors who joined the meeting:

4.1.         Share Buyback Program: To approve, pursuant to Article 25, “u” of the Company’s Bylaws, Article 30, Paragraph 1, “b” of Law No. 6,404/79 and CVM Instruction No. 10/80, as amended, for the purpose of maximizing the value for the Company’s shareholders through an efficient management of the company’s resources, a share buyback program, for maintenance in treasury and/or cancellation or subsequent disposition, during the next two-hundred and forty (240) days, ending on October 23, 2015, subject to the threshold of 10% of shares held in treasury, pursuant to Article 3 of the aforementioned CVM Instruction. Currently there are 4,454,467,634 outstanding common shares issued by the Company pursuant to CVM Instruction No. 10/80. The acquisition shall be performed through a debit to the Capital Reserve account booked in the balance sheet as of December 31, 2014, up to the aggregate amount of eight hundred and fifty million reais (R$850,000,000.00), subject to the provisions of Articles 7 and 12 of CVM Instruction No. 10/80. The following financial institutions will act as brokers for this transaction: (i) Agora CTVM S/A, Praia de Botafogo, 300, Sala 601, E 301, Rio De Janeiro - RJ, CEP 22250-040, (ii) Brasil Plural CCTVM S/A, R. Surubim , 373 Térreo, Conjuntos 01 - Parte e 02 – Parte, São Paulo – SP, CEP 04571-050, (iii) Credit Suisse Brasil S.A. CTVM, R. Leopoldo Couto de Magalhães Junior, 700, 10° andar (Parte) e 12° a 14° andares (Partes), São Paulo – SP, CEP 04542-000, (iv) Deutsche Bank-CV S/A, Av. Brig. Faria Lima, 3900, 13º andar. (Pte), Ed. Birmann, 31, São Paulo – SP, CEP 04538-132, (v) Fator S.A. CV, R. Dr. Renato Paes De Barros, 1.017, 11° e 12° Andares, São Paulo – SP, CEP 04530-001, (vi) Icap Do Brasil CTVM Ltda., Av. das Américas, 3500, Andar 2, Sala 201, 202, 203, 204 Sala 205, 219 e 220, Rio De Janeiro - RJ, CEP 22640-102, (vii) Itaú CV S/A, Av. Faria Lima, 3500, 3º Andar, Parte, São Paulo – SP, CEP 04538-132, (viii) J.P. Morgan CCVM S.A., Av. Brig. Faria Lima, 3.729, 13º Andar (Parte), São Paulo – SP, CEP 04538-905, (ix) Merrill Lynch S/A CTVM, Av. Brig. Faria Lima, 3400, Conjunto 161, Parte A, São Paulo – SP, CEP 04538-132, (x) Renascença DTVM Ltda., Al. Santos, 1940, 12º Andar, São Paulo – SP, CEP 01418-102, (xi) Santander CCVM S/A, Av. Pres. Juscelino Kubitschek, 2041, 2235, Parte, 24º Andar, São Paulo – SP, CEP 04543-011, (xii) UBS Brasil CCTVM S/A, Av. Faria Lima , 4.440 7° Andar Parte, São Paulo – SP,CEP 04538-132, (xiii) XP Investimentos CCTVM S/A, Av. das Américas , 3434, Bloco 7, 2º Andar, Salas 201 a 208, Rio de Janeiro – RJ, CEP 22631-003, (xiv) Itau Securities Inc, 767 Fifth Avenue, 50th Floor, New York - NY 10153, (xv) Agora Securities Corp., Nova Iorque, 110 East 55th Street 18° Andar, New York, Zip Code 10022.

4.1.1 The Board of Directors determines the Executive Board to suspend trading until this resolution is disclosed as established in the Manual of Disclosure and Use of Information and Policy on Trading with Securities Issued by Ambev.

4.1.2 The Board of Directors hereby grant full power to the members of the Executive Board to take all action to take all actions required in order to implement the above mentioned resolution.

5.   Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, February 25, 2015.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta

/s/ Vicente Falconi Campos	/s/ José Heitor Attilio Gracioso

/s/ Luis Felipe Pedreira Dutra Leite	/s/ Álvaro Antônio Cardoso de Souza

/s/ Paulo Alberto Lemann	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano

/s/ Marcos de Barros Lisboa	/s/ Pedro de Abreu Mariani Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer